Marriott International, Inc. Corporate Headquarters	10400 Fernwood Rd. Bethesda, MD 20817

May 23, 2017

Ms. Shannon Sobotka
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
100 F Street, N.E.
Washington, DC 20549

RE: Marriott International, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-13881

Dear Ms. Sobotka,

On behalf of Marriott International, Inc. (“Marriott,” “we,” or “our”), this responds to your letter dated April 27, 2017 to Kathleen K. Oberg, our Executive Vice President and Chief Financial Officer that sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Marriott’s Form 10-K for the fiscal year ended December 31, 2016 (“2016 Form 10-K”) and Form 8-K filed on February 15, 2017. The Staff’s comments are set forth below, followed by our related response. Capitalized terms not defined herein have the meaning set forth in the 2016 Form 10-K. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Comment #1:
General
We are aware of a recent news report identifying your area general manager for countries including Syria. You indicate on pages 7 and 8 that in 2016 you operated, franchised or licensed 245 properties in the Middle East and Africa geographical region, a region that includes Syria and Sudan.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated October 22, 2012, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment #1:
With the September 23, 2016 completion of the Starwood Combination, Marriott acquired Starwood’s portfolio of hotels and brands.

At that time, Starwood’s Middle East portfolio included the following hotels in Syria:

Ms. Shannon Sobotka
May 23, 2017

1.	Sheraton Damascus Hotel & Towers;

2.	Sheraton Aleppo (which has not been operational for several years as a result of the conflict in and substantial destruction of that city); and

3.	Sheraton Ma’aret Sednaya.

Starwood also had one pipeline hotel in Syria under the Four Points brand, the Four Points Tartous, construction of which has never commenced. We refer to these four hotels as the “Syrian Hotels.” Each of the Syrian Hotels was owned by third parties, and subject to a management agreement with a Starwood non-U.S. Belgian subsidiary, Starwood EAME License and Services Company BVBA (“SELSC”).

Following the completion of the Starwood Combination, and in line with Marriott’s policies and practices, a non-U.S. executive of SELSC decided to terminate each of the management agreements for the Syrian Hotels, thereby ending all Marriott affiliate operations in Syria. SELSC engaged legal counsel to prepare notices of termination and advise on the practical implications for delivery of those notices and the terminations themselves in light of the conflict in Syria. SELSC subsequently delivered termination notices for the management agreements for each Syrian Hotel, and as of today SELSC considers those management agreements terminated. SELSC also sent correspondence to the owner of the Damascus hotel requesting that Sheraton signage be removed from the building. Because of the ongoing conflict in Syria, SELSC has not been able to determine whether any further action is needed to terminate any use of the Sheraton name and mark at the Aleppo or Ma’aret Sednaya hotels.

Except as described above, Marriott is not aware of any business dealings by Marriott or its company-operated hotels (including Legacy-Starwood properties since the Merger Date) with Syria or Sudan, or any agreements, commercial arrangements, or other business dealings with the governments of Syria or Sudan or entities that they control.

Comment #2:
General
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment #2:
Marriott believes that its operations fully comply with all U.S. sanctions on Syria and Sudan. In addition, between the date of the Starwood Combination and the termination of the management agreements for the Syrian Hotels, Marriott received no fees or payments for the Syrian Hotels, nor does it expect to receive any such fees or payments in the future. Accordingly, given the Company’s efforts to comply with the U.S. sanctions laws and regulations and the de minimis nature of past contacts with Syria, Marriott does not believe that its contacts with Syria pose a material investment risk for Marriott’s security holders. In making this determination, we have considered the quantitative and qualitative factors that a reasonable investor would find important in making an investment decision, including the potential impact on our reputation, and believe that, as a result of our actions with respect to operations in Syria, the de minimis past contacts will not raise investor concerns.

Ms. Shannon Sobotka
May 23, 2017

We understand that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with countries identified by the State Department as state sponsors of terrorism. We are not aware of any state or municipal pension fund, major educational institution endowment fund or other major investor that has either divested, or intends to divest, our stock as a result of our past contacts in Syria. We maintain a robust investor engagement program and regularly engage with our investors on a variety of issues to remain current on investor sentiment. In this process, none of the investors we have communicated with has expressed any concern related to whether we are conducting business in or with sanctioned countries. We intend to continue monitoring developments and investor sentiment in these areas.

Comment #3:
Form 8-K filed on February 15, 2017
We note your reconciliation from net income to EBITDA and Adjusted EBITDA is on a combined basis. Please revise your disclosure in future filings to include a reconciliation to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K. Additionally, present Actual EBITDA and Actual Adjusted EBITDA, followed by a single adjustment for pre-acquisition and other adjustments to arrive at Combined EBITDA and Combined Adjusted EBITDA. Include within your response an example of your intended disclosure.

Response to Comment #3:
We presented EBITDA and Adjusted EBITDA on a combined basis in order to provide investors with useful historical performance measures for our combined company. We believe that the most directly comparable measure is a pro forma measure, and therefore we prepared our reconciliation in accordance with Question 101.02 of the SEC Compliance & Disclosure Interpretations (the “C&DI”) on Non-GAAP Financial Measures, which allows for a non-GAAP measure to be reconciled to a pro forma measure.

Question 101.02
Question: If reconciliation of a non-GAAP financial measure is required and the most directly comparable measure is a “pro forma” measure prepared and presented in accordance with Article 11 of Regulation S-X, may companies use that measure for reconciliation purposes, in lieu of a GAAP financial measure?
Answer: Yes.

In our Form 8-K filed on February 15, 2017, we reconciled EBITDA and Adjusted EBITDA for periods before the Merger Date to combined net income, and we reconciled combined net income to pro forma net income prepared in accordance with Article 11 of Regulation S-X. By presenting reconciliations of our non-GAAP measures to pro forma net income that was prepared in accordance with Article 11 of Regulation S-X, we believe that we complied with the C&DI.
In response to the staff’s request, we revised our reconciliation of 2016 EBITDA and Adjusted EBITDA on page A-8 of our first quarter earnings release, which appears as Exhibit 99 to our Form 8-K dated May 8, 2017, in order to present a single adjustment for pre-acquisition and other adjustments to arrive at Combined Adjusted EBITDA. For the Staff’s convenience, we have reproduced the relevant portion of that page in the table below. Please note that we did not present 2015 EBITDA and Adjusted EBITDA in that press release, nor do we intend to do so in future disclosures.

Ms. Shannon Sobotka
May 23, 2017

MARRIOTT INTERNATIONAL, INC.
NON-GAAP FINANCIAL MEASURES
EBITDA / ADJUSTED EBITDA
($ in millions)

	Fiscal Year 2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income, as reported	$219	$247	$70	$244	$780
Interest expense	47	57	55	75	234
Tax provision	107	97	61	139	404
Depreciation and amortization	31	30	36	71	168
Depreciation classified in reimbursed costs	14	14	15	33	76
Interest expense from unconsolidated joint ventures	1	1	1	4	7
Depreciation and amortization from unconsolidated joint ventures	3	3	4	10	20
EBITDA	422	449	242	576	1,689
Merger-related costs	8	14	228	136	386
Share-based compensation (including share-based compensation reimbursed by third-party owners)	28	31	36	44	139
Adjusted EBITDA	$458	$494	$506	$756	$2,214

Starwood pre-acquisition and other adjustments	225	279	269	—	773

Combined Adjusted EBITDA	$683	$773	$775	$756	$2,987

Ms. Shannon Sobotka
May 23, 2017

We acknowledge that Marriott is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact me at (301) 380-4973 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Kathleen K. Oberg
Kathleen K. Oberg
Executive Vice President, Chief Financial Officer